Antigenics Inc.

3 Forbes Road

Lexington, MA 02421

April 20, 2009

VIA EDGAR

Ms. Rose Zukin

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Securities and Exchange Commission (“SEC”) Comment Letter dated April 16, 2009 with respect to the Preliminary Proxy Statement (File No. 000-29089) (the “Preliminary Proxy Statement”) filed by Antigenics Inc. (the “Company”) with the SEC on April 9, 2009.

Dear Ms. Zukin:

This letter responds to the staff’s comments on the above-referenced Preliminary Proxy Statement. For convenience, we have repeated the text of the staff’s comments by number and in bold. Our response is denoted with an “R.”

Preliminary Proxy Statement filed April 9, 2009

1. Please disclose whether you currently have, or do not have, any plans to issue any of the authorized but unissued shares that would be available as a result of the approval of the amendment to the Amended and Restated Certificate of Incorporation to effect a reverse stock split of your outstanding shares of common stock.

1R. The definitive proxy statement will be revised to reflect this comment by adding a new sentence to the end of the second paragraph under the heading “Effects of the Reverse Stock Split on Outstanding Capital Stock” in proposal 4. The sentence will state the following: “The Company does not currently have any plans to issue any of the authorized but unissued shares that would be available as a result of the increased “headroom” created if the reverse stock split of our outstanding shares of common stock is approved by our stockholders and subsequently effected by the Board.”

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing, and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 994-8200 with any questions regarding this letter.

Very truly yours,

ANTIGENICS INC.

By:	/s/ Shalini Sharp
Name: Shalini Sharp Title: Chief Financial Officer